FORM 6-K


                       SECURITIES AND EXCHANGE COMMISSION
                             Washington, D.C. 20549


                            Report of Foreign Issuer


                      Pursuant to Rule 13a-16 or 15d-16 of
                      the Securities Exchange Act of 1934


                                For May 13, 2002


                                 AERCO LIMITED


                              22 Grenville Street
                                   St. Helier
                                Jersey, JE4 8PX
                                Channel Islands
                ------------------------------------------------
                    (Address of principal executive offices)


Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.


                       Form 20-F [X]     Form 40-F [_]


Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

                             Yes [_]     No [X]

                               INDEX TO EXHIBITS

Item
----

1. AerCo Limited Monthly Report to Noteholders for May 2002.

                                   SIGNATURE

     Pursuant to the requirements of the Securities Exchange Act of 1934, the Registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.


Dated: May 13, 2002



                                         AERCO LIMITED


                                         By: /s/     Patrick J. Dalton
                                             --------------------------------
                                             Name:   Patrick J. Dalton
                                             Title:  Attorney-in-Fact

                                                                         Item 1


                                 AERCO LIMITED
                             Report to Noteholders
               All amounts in US dollars unless otherwise stated

Month                           May-02
Payment Date                    15th of each month
Convention                      Modified Following Business Day
Current Payment Date            15-May-02
Current Calculation Date        9-May-02
Previous Payment Date           15-Apr-02
Previous Calculation Date       9-Apr-02
===============================================================================

1. Account Activity Summary between Calculation Dates

------------------------------------------------------------------------------------------------------------------------------------
                                                                   Prior           Deposits         Withdrawals        Balance on
                                                                  Balance                                           Calculation Date
                                                                  9-Apr-02                                              9-May-02
------------------------------------------------------------------------------------------------------------------------------------
Expense Account                                                 4,984,945.59      3,714,267.95     (8,126,694.36)        572,519.18
Collection Account                                             92,576,634.78     12,542,935.75     (9,402,982.78)     95,716,587.75
Aircraft Purchase Account                                                  -                 -                 -                  -

 - Liquidity Reserve cash balance                              83,173,652.00        100,000.00                 -      83,273,652.00
------------------------------------------------------------------------------------------------------------------------------------
Total                                                          97,561,580.37     29,639,313.78    (36,321,329.35)     96,289,106.93
------------------------------------------------------------------------------------------------------------------------------------


2. Analysis of Aircraft Purchase Account Activity

------------------------------------------------------------------------------------------------------------------------------------
Opening Balance on Previous Calculation Date                                                                                      -
Interest Income                                                                                                                   -
Aircraft Purchase Payments                                                                                                        -
Economic Swap Payments                                                                                                            -
------------------------------------------------------------------------------------------------------------------------------------
Balance on Current Calculation Date                                                                                               -
------------------------------------------------------------------------------------------------------------------------------------


3. Analysis of Expenses Account Activity

------------------------------------------------------------------------------------------------------------------------------------
Opening Balance on Previous Calculation Date                                                                           4,984,945.59
Transfer from Collection Account on previous Payment Date                                                              3,711,499.84
Permitted Aircraft Accrual                                                                                                        -
Interim Transfer from Collection Account                                                                                          -
Interest Income                                                                                                            2,768.11
Balance on current Calculation Date
 - Payments on previous payment date                                                                                  (6,516,728.15)
 - Interim payments                                                                                                   (1,609,966.21)
 - Other
------------------------------------------------------------------------------------------------------------------------------------
Balance on Current Calculation Date                                                                                      572,519.18
------------------------------------------------------------------------------------------------------------------------------------

4. Analysis of Collection Account Activity

------------------------------------------------------------------------------------------------------------------------------------
Opening Balance on Previous Calculation Date                                                                          92,576,634.78
Collections during period                                                                                             12,542,935.75
Transfer to Expense Account on previous Payment Date
 - Required Expense Amount                                                                                               (15,054.41)
 - Permitted Aircraft Modifications                                                                                               -
Interim Transfer to Expense Account                                                                                               -
Net Swap payments on previous Payment Date                                                                            (3,696,445.43)
Aggregate Note Payments on previous Payment Date                                                                      (5,691,482.94)
------------------------------------------------------------------------------------------------------------------------------------
Balance on Current Calculation Date                                                                                   95,716,587.75
------------------------------------------------------------------------------------------------------------------------------------

Analysis of Liquidity Reserve Amount
First Collection Account Reserve                                                                                      30,000,000.00
Second Collection Account Reserve                                                                                     35,000,000.00
Cash Held
- Security Deposits                                                                                                   18,273,652.00
                                                                                                                 -------------------
Liquidity Reserve Amount                                                                                              83,273,652.00
                                                                                                                 -------------------

A Liquidity Facility of $35 million is also available to AerCo as a primary eligible credit facility, but remains undrawn.

------------------------------------------------------------------------------------------------------------------------------------

                                 AERCO LIMITED
                             Report to Noteholders
               All amounts in US dollars unless otherwise stated

Current Payment Date               15-May-02
Current Calculation Date           9-May-02
Previous Payment Date              15-Apr-02
Previous Calculation Date          9-Apr-02
===============================================================================

Balance in Collection and Expense Account                                                                   96,289,106.93
Liquidity Reserve Amount                                                                                   (83,273,652.00)
                                                                                                   -----------------------
Available Collections                                                                                       13,015,454.93
                                                                                                   =======================

4. Analysis of Collection Account Activity (Continued)
--------------------------------------------------------------------------------------------------------------------------
Analysis of Current Payment Date Distributions

(I)        Total Required Expense Amount                                                                     4,000,000.00
(II) a)    Class A Interest but excluding Step-up                                                            1,639,973.02
     b)    Swap Payments other than subordinated swap payments                                               3,664,440.82
(iii)      First Collection Account top-up (Minimum liquidity reserve $30 m)                                30,000,000.00
(iv)       Class A Minimum principal payment                                                                            -
(v)        Class B Interest                                                                                    304,909.37
(vi)       Class B Minimum principal payment                                                                    36,774.97
(vii)      Class C Interest                                                                                    472,974.76
(viii)     Class C Minimum principal payment                                                                            -
(ix)       Class D Interest                                                                                    708,333.33
(x)        Class D Minimum principal payment                                                                            -
(xi)       Second collection account top-up                                                                 53,273,652.00
(xii)      Class A Scheduled principal                                                                                  -
(xiii)     Class B Scheduled principal                                                                         546,148.27
(xiv)      Class C Scheduled principal                                                                         393,975.03
(xv)       Class D Scheduled principal                                                                                  -
(xvi)      Permitted accruals for Modifications                                                                         -
(xvii)     Step-up interest                                                                                             -
(xviii)    Class A Supplemental principal                                                                    1,247,925.36
(xix)      Class E Primary Interest
(xx)       Class B Supplemental principal                                                                               -
(xxi)      Class A Outstanding Principal                                                                                -
(xxii)     Class B Outstanding Principal                                                                                -
(xxiii)    Class C Outstanding Principal                                                                                -
(xxiv)     Class D Outstanding Principal                                                                                -
(xxv)      Subordinated Swap payments                                                                                   -
                                                                                                   -----------------------
           Total Payments with respect to Payment Date                                                      96,289,106.93
           less collection Account Top Ups (iii) (b) and (xi) (b) above                                     83,273,652.00
                                                                                                   -----------------------
                                                                                                            13,015,454.93
                                                                                                   =======================

--------------------------------------------------------------------------------------------------------------------------

                                 AERCO LIMITED
                             Report to Noteholders
               All amounts in US dollars unless otherwise stated

Current Payment Date                                         15-May-02
Current Calculation Date                                     9-May-02
Previous Payment Date                                        15-Apr-02
Previous Calculation Date                                    9-Apr-02
===============================================================================

5. Payments on the Notes by Subclass

------------------------------------------------------------------------------------------------------------------------------------
                                                    Subclass             Subclass                 Subclass               Total
Floating Rate Notes                                    A-2                  A-3                      A-4                Class A

------------------------------------------------------------------------------------------------------------------------------------
Applicable LIBOR                                     1.86000%             1.86000%                 1.86000%
Applicable Margin                                     0.3200%              0.4600%                  0.5200%
Applicable Interest Rate                             2.18000%             2.32000%                 2.38000%
Day Count                                             Act/360              Act/360                  Act/360
Actual Number of Days                                      30                   30                       30
Interest Amount Payable                            246,295.70         1,092,333.33               301,343.99
Step-up Interest Amount Payable                        NA                   NA                       NA
------------------------------------------------------------------------------------------------------------------------------------
Total Interest Paid                                246,295.70         1,092,333.33               301,343.99            1,639,973.02
------------------------------------------------------------------------------------------------------------------------------------

Expected Final Payment Date                         15-Dec-05            15-Jun-02                15-May-11
Excess Amortisation Date                            17-Aug-98            15-Feb-06                15-Aug-00
------------------------------------------------------------------------------------------------------------------------------------
Original Balance                               290,000,000.00       565,000,000.00           235,000,000.00
Opening Outstanding Principal Balance          135,575,614.17       565,000,000.00           151,938,146.71          852,513,760.88
------------------------------------------------------------------------------------------------------------------------------------
Extended Pool Factors                                  61.68%              100.00%                   87.34%
Pool Factors                                           50.61%              100.00%                   76.10%
------------------------------------------------------------------------------------------------------------------------------------
Minimum Principal Payment                                   -                    -                        -                       -
Scheduled Principal Payment                                 -                    -                        -                       -
Supplemental Principal Payment                     588,452.69                    -               659,472.67            1,247,925.36
------------------------------------------------------------------------------------------------------------------------------------
Total Principal Distribution Amount                588,452.69                    -               659,472.67            1,247,925.36
------------------------------------------------------------------------------------------------------------------------------------
Redemption Amount
- amount allocable to principal                                                                                                   -
- amount allocable to premium
------------------------------------------------------------------------------------------------------------------------------------
Closing Outstanding Principal Balance          134,987,161.48       565,000,000.00           151,278,674.04          851,265,835.52
------------------------------------------------------------------------------------------------------------------------------------

--------------------------------------------------------------------------------------------------------
                                                     Subclass            Subclass             Total
Floating Rate Notes                                     B-1                 B-2              Class B

--------------------------------------------------------------------------------------------------------
Applicable LIBOR                                     1.86000%             1.86000%
Applicable Margin                                     0.6000%              1.0500%
Applicable Interest Rate                             2.46000%             2.91000%
Day Count                                             Act/360              Act/360
Actual Number of Days                                      30                   30
Interest Amount Payable                            134,625.89           170,283.48
Step-up Interest Amount Payable                        NA                   NA
--------------------------------------------------------------------------------------------------------
Total Interest Paid                                134,625.89           170,283.48           304,909.37
--------------------------------------------------------------------------------------------------------

Expected Final Payment Date                         15-Jul-13            15-Jun-08
Excess Amortisation Date                            17-Aug-98            15-Aug-00
--------------------------------------------------------------------------------------------------------
Original Balance                                85,000,000.00        80,000,000.00
Opening Outstanding Principal Balance           65,671,164.41        70,219,991.53       135,891,155.94
--------------------------------------------------------------------------------------------------------
Extended Pool Factors                                  86.38%               99.63%
Pool Factors                                           80.09%               98.39%
--------------------------------------------------------------------------------------------------------
Minimum Principal Payment                           17,771.98            19,002.99            36,774.97
Scheduled Principal Payment                        263,933.24           282,215.03           546,148.27
Supplemental Principal Payment                              -                    -                    -
--------------------------------------------------------------------------------------------------------
Total Principal Distribution Amount                281,705.22           301,218.02           582,923.24
--------------------------------------------------------------------------------------------------------
Redemption Amount
- amount allocable to principal
- amount allocable to premium
--------------------------------------------------------------------------------------------------------
Closing Outstanding Principal Balance           65,389,459.19        69,918,773.51       135,308,232.70
--------------------------------------------------------------------------------------------------------

--------------------------------------------------------------------------------------------------------
                                                    Subclass              Subclass            Total
Floating Rate Notes                                    C-1                   C-2             Class C

--------------------------------------------------------------------------------------------------------
Applicable LIBOR                                     1.86000%             1.86000%
Applicable Margin                                     1.3500%              2.0500%
Applicable Interest Rate                             3.21000%             3.91000%
Day Count                                             Act/360              Act/360
Actual Number of Days                                      30                   30
Interest Amount Payable                            218,125.86           254,848.90
Step-up Interest Amount Payable                        NA                   NA
--------------------------------------------------------------------------------------------------------
Total Interest Paid                                218,125.86           254,848.90           472,974.76
--------------------------------------------------------------------------------------------------------

Expected Final Payment Date                         15-Jul-13            15-Jun-08
Excess Amortisation Date                            17-Aug-98            15-Aug-00
--------------------------------------------------------------------------------------------------------
Original Balance                                85,000,000.00        80,000,000.00
Opening Outstanding Principal Balance           81,542,377.69        78,214,496.49       159,756,874.18
--------------------------------------------------------------------------------------------------------
Extended Pool Factors                                  99.19%               99.41%
Pool Factors                                           95.60%               97.44%
--------------------------------------------------------------------------------------------------------
Minimum Principal Payment                                   -                    -                    -
Scheduled Principal Payment                        206,303.13           187,671.90           393,975.03
Supplemental Principal Payment                              -                    -                    -
--------------------------------------------------------------------------------------------------------
Total Principal Distribution Amount                206,303.13           187,671.90           393,975.03
--------------------------------------------------------------------------------------------------------
Redemption Amount                                           -                    -
- amount allocable to principal                             -                    -
- amount allocable to premium                               -                    -
--------------------------------------------------------------------------------------------------------
Closing Outstanding Principal Balance           81,336,074.56        78,026,824.59       159,362,899.15
--------------------------------------------------------------------------------------------------------


------------------------------------------------------------------------

Fixed Rate Notes                                                 D-2

------------------------------------------------------------------------
Applicable Interest Rate                                       8.50000%
Day count                                                      30 / 360
Number of Days                                                       30
Interest Amount Payable                                      708,333.33
------------------------------------------------------------------------
Total Interest Paid                                          708,333.33
------------------------------------------------------------------------
Expected Final Payment Date                                   15-Mar-14
Excess Amortisation Date                                      15-Jul-10
------------------------------------------------------------------------
Original Balance                                         100,000,000.00
Opening Outstanding Principal Balance                    100,000,000.00
------------------------------------------------------------------------
Extended Pool Factors                                           100.00%
Expected Pool Factors                                           100.00%
------------------------------------------------------------------------
Extended Amount                                                       -
Expected Pool Factor Amount                                           -
Surplus Amortisation
------------------------------------------------------------------------
Total Principal Distribution Amount                                   -
------------------------------------------------------------------------
Redemption Amount                                                     -
- amount allocable to principal                                       -
                                                      ------------------
- amount allocable to premium                                         -
------------------------------------------------------------------------
Closing Outstanding Principal Balance                    100,000,000.00
------------------------------------------------------------------------

                                 AERCO LIMITED
                             Report to Noteholders
               All amounts in US dollars unless otherwise stated

Current Payment Date                 15-Apr-02
Current Calculation Date              9-Apr-02
Previous Payment Date                15-Mar-02
Previous Calculation Date            11-Mar-02
===============================================================================

6. Floating Rate Note information for next Interest Accrual Period

Start of Interest Accrual Period     15-May-02
End of Interest Accrual Period       17-Jun-02
Reference Date                        9-May-02

------------------------------------------------------------------------------------------------------------------------------------

                                               A-2           A-3           A-4          B-1          B-2           C-1         C-2

------------------------------------------------------------------------------------------------------------------------------------
Applicable LIBOR                            1.84000%      1.84000%      1.84000%     1.84000%     1.84000%      1.84000%    1.84000%
Applicable Margin                            0.3200%       0.4600%       0.5200%      0.6000%      1.0500%       1.3500%     2.0500%
Applicable Interest Rate                     2.1600%       2.3000%       2.3600%      2.4400%      2.8900%       3.1900%     3.8900%

------------------------------------------------------------------------------------------------------------------------------------

-----------------------------------------------------

Fixed Rate Notes                               D-1

-----------------------------------------------------

Actual Pool Factor                           100.00%

-----------------------------------------------------


7. Payments per $ 1,000 Inital Outstanding Principal Balance of Notes

------------------------------------------------------------------------------------------------------------------------------------

(a) Floating Rate Notes                        A-2           A-3           A-4          B-1          B-2           C-1         C-2

------------------------------------------------------------------------------------------------------------------------------------
Opening Outstanding Principal Balance     135,575.61    565,000.00    151,938.15    65,671.16    70,219.99     81,542.38   78,214.50
Total Principal Payments                      588.45             -        659.47       281.71       301.22        206.30      187.67
Closing Outstanding Principal Balance     134,987.16    565,000.00    151,278.67    65,389.46    69,918.77     81,336.07   78,026.82

Total Interest                                246.30      1,092.33        301.34       134.63       170.28        218.13      254.85
Total Premium                                0.0000%       0.0000%       0.0000%      0.0000%      0.0000%       0.0000%     0.0000%

------------------------------------------------------------------------------------------------------------------------------------

-----------------------------------------------------

(b) Fixed Rate Notes                           D-2

-----------------------------------------------------

Opening Outstanding Principal Balance     100,000.00
Total Principal Payments                           -
Closing Outstanding Principal Balance     100,000.00

Total Interest                                708.33
Total Premium                                      -

-----------------------------------------------------